--------
 FORM 3
--------                                             ---------------------------
UNITED STATES SECURITIES AND EXCHANGE COMMISSION            OMB Approval
             Washington, D.C. 20549                  ---------------------------
                                                     OMB Number:       3235-0104
   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP         Expires: September 30, 1988
                 OF SECURITIES                       Estimated average burden
        Filed pursuant to Section 16(a)              hours per response .....0.5
    of the Securities Exchange Act of 1934,          ---------------------------
      Section 17(a) of the Public Utility
  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------

                                           2. Date of Event
                                              Requiring Statement
1. Name and Address of Reporting Person*      (Month/Day/Year)      4. Issuer name and Ticker or Trading Symbol
----------------------------------------   ----------------------   -------------------------------------------

   Weingard,     Fred           S.         October 22, 1996         The Ashton Technology Group, Inc.; "ASTN"
   (Last)        (First)        (Middle)

   c/o UTTC
   1900 Market Street, Suite 701
                 (Street)

   Philadelphia, PA             19103-0012
   (City)        (State)        (Zip)
------------------------------------------------------------------------------------------------------------------------------------

                                           3. IRS or Social         5. Relationship of Reporting
                                              Security Number of       Person(s) to Issuer              6. If Amendment, Date of
                                              Reporting Person         (Check all applicable)              Original (Month/Day/Year)
                                           ---------------------    ----------------------------        ----------------------------

                                                                    Director             10% Owner
                                                                    --------             ---------
                                                                       X

                                                                    Officer (give   Other (specify
                                                                    title below)    below)
                                                                    -------------   --------------
                                                                                          X


                                                                    ------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                        7. Individual or Joint/Group
                                                                                                           Filing
                                                                                                           (Check Applicable Line)
                                                                                                        ----------------------------

                                                                                                        Form (filed    Form (filed
                                                                                                        by One         by More than
                                                                                                        Reporting      One Reporting
                                                                                                        Person         Person
                                                                                                        -----------    -------------
                                                                                                             X


                                      Table I -- Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------

                                                                     3. Ownership Form:
                                           2. Amount of Securities      Direct (D)
1. Title of Security                          Beneficially Owned        or Indirect (I)   4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                                 (Instr. 4)                (Instr. 5)           (Instr. 5)
--------------------                       -----------------------   ------------------   ------------------------------------------

-None-
----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

----------------------------------------   -----------------------   ------------------   ------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
5(b)(v).

                                                                          (Over)
                                                                 SEC 1473 (7-96)

        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             5. Ownership
                                                                                                Form of
                                                                             4. Conversion       Derivative      6. Nature of
                                                  3. Title and Amount of        or Exercise      Security:          Indirect
1. Title of Derivative   2. Date Exercisable         Securities Underlying      Price of         Direct (D) or      Beneficial
   Security                 and Expiration Date      Derivative Security        Derivative       Indirect (I)       Ownership
   (Instr. 4)               (Month/Day/Year)         (Instr. 4)                 Security         (Instr. 5)         (Instr. 5)
----------------------   ----------------------   -----------------------    --------------   ----------------   -------------

                            Date       Expira-                  Amount or
                            Exer-      tion                     Number of
                            cisable    Date       Title         Shares
                            -------    -------    -----         ---------

Common Stock Options        see (3)    see (3)    Common        100,000      $14.25           D
                                                  Stock
----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

----------------------      --------   --------   -----------   ---------    --------------   ----------------   -------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

See Exhibit A for Explanation of Response (1) - (3)
                                                                                      /s/Fred S. Weingard                 11/1/96
                                                                                      -------------------------------     ----------
** International misstatements or omissions of facts constitute Federal Criminal      **Signature of Reporting Person     Date
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1473 (7-96)

                                                                       Exhibit A


Addendum to FORM 3 for Fred S. Weingard, dated October 22, 1996.


(1)  As of October  22,  1996,  Fred S.  Weingard  was  appointed  a Director of
     Ashton.

(2) Fred S. Weingard is an Executive Vice President of Universal Trading Technologies Corporation, an approximately 80% owned subsidiary of Ashton.

(3) Fred S. Weingard was granted 100,000 common stock options of Ashton on June 21, 1996. 20,000 of these options are exercisable on March 31, 1997, a total of 40,000 of these options may be exercised on March 31, 1998, and a total of 100,000 may be exercised on March 31, 1999. All 100,000 options expire on July 8, 2006.